SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

Hirsch International Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

433550 10 0

(CUSIP Number)

Paul Gallagher

c/o Hirsch International Corp.

50 Engineers Road

Hauppauge, NY 11788

(631) 436-7100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Gallagher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,381,233 shares of Class A Common Stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,381,233 shares of Class A Common Stock(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,233 shares of Class A Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (2)
14	TYPE OF REPORTING PERSON* IN

(1)         This amount includes (a) 697,899 shares of Class A Common Stock held by Paul Gallagher individually, and (b) vested options and options that vest within 60 days of September 29, 2009 held by Paul Gallagher, to purchase 683,334 shares of Class A Common Stock.

(2)         Based upon 9,083,065 shares of Class A Common Stock outstanding as of July 30, 2009, as reported in the Issuer’s Form 10-Q filed on August 14, 2009, plus the number of shares of Class A Common Stock issuable upon the exercise of vested options and options that vest within 60 days of September 29, 2009 beneficially owned by Paul Gallagher.

Item 1.	Security and Issuer.

This Amendment No. 7 to Schedule 13D, filed by Mr. Paul Gallagher (the “Reporting Person”), relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Hirsch International Corp. (the “Issuer”), a Delaware corporation, and amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on December 30, 2002, as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2003, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on February 4, 2009, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Person on June 12, 2009, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Person on June 25, 2009, Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Person on June 30, 2009, and Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Person on July 2, 2009 (the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by the addition of the following information:

On September 28, 2009, the Reporting Person and Keltic Financial Services LLC (“Keltic”) entered into a letter agreement pursuant to which the expiration date of the Commitment Letter was extended until November 6, 2009 (“Finance Extension Letter Agreement”). In addition, the Finance Extension Letter Agreement provided for the Commitment Letter to be amended to reflect the borrowers under the proposed credit arrangements under discussion to be Hirsch Holdings, Inc., a parent and its wholly-owned subsidiary HIC Acquisition Company. The Merger Agreement among the Issuer, HIC Acquisition Company and Hirsch Holdings, Inc. provides (subject to the satisfaction of the conditions described therein) for HIC Acquisition Company to be merged with and into the Issuer and for the Issuer to be the surviving entity in the Merger. In connection with the Finance Extension Letter Agreement Keltic was paid an additional good faith deposit of $20,000.

The Finance Extension Letter Agreement is filed with this Amendment No. 7 to Schedule 13D as Exhibit 1 hereto and the discussion in this Item 3 concerning the Finance Extension Letter Agreement is qualified in its entirety by reference to the full text of thereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by the addition of the following information:

(a)       The Reporting Person beneficially owns 1,381,233 shares of Class A Common Stock, which number consists of 697,899 shares held by the Reporting Person and 683,334 shares of Class A Common Stock which are issuable pursuant to stock options presently exercisable or that will be exercisable within 60 days of the date hereof. Based upon 9,083,065 shares of Class A Common Stock outstanding as of July 30, 2009, as reported in the Issuer’s Form 10-Q filed on August 14, 2009, plus the number of shares of Class A Common Stock underlying the aforementioned stock options beneficially owned by the Reporting Person, the Reporting Person is the beneficial owner of approximately 14.1% of the issued and outstanding shares of Class A Common Stock. The options to acquire shares of Class A Common Stock were issued pursuant to the Issuer’s 2003 Stock Option Plan, as amended.

(b)        The Reporting Person has the sole power to vote or direct the vote of, and dispose or direct the disposition of, 1,381,233 shares of Class A Common Stock beneficially owned by him.

(c)        The Reporting Person has not effected any transactions in shares of Class A Common Stock during the past sixty days.

(d)        No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits.
Exhibit 1:	Finance Extension Letter Agreement among Keltic Financial Services LLC, Hirsch Holdings, Inc. and HIC Acquisition Company effective September 28, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 30, 2009

/s/ Paul Gallagher
Paul Gallagher

EXHIBIT INDEX

.

Exhibit No.	Description

1	Finance Extension Letter Agreement among Keltic Financial Services LLC, Hirsch Holdings, Inc. and HIC Acquisition Company effective September 28, 2009.